UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

December 2002

TSAKOS ENERGY NAVIGATION LIMITED
(Exact name of Registrant as specified in its charter)

367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         ☒             Form 40-F        ☐

Indicate by check mark whether the Registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         ☐                     No         ☒

This document contains 19 pages. The exhibit index is located in page 2.

EXHIBIT INDEX

1.	Press Release of the Company, dated November 19, 2002.

2.	Consolidated Financial Statements for the nine months ended September 30, 2002.

3.	Management Discussion.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 24, 2002

TSAKOS ENERGY NAVIGATION LIMITED

By:	/S/ NIKOLAS P. TSAKOS

Nikolas P. Tsakos President

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